WHITE BAY CAPITAL MANAGEMENT, LLC.
                           100 Park Avenue, 16th Floor
                            New York, New York 10017






                                                February 2, 2005




Securities and Exchange Commission
Washington D.C.  20549

           Re:   LaSalle Re Holdings Limited
                 Schedule TO-T/A filed January 21, 2005
                 SEC File No. 5-46709

Dear Sir/Madam:

         We refer to Schedule TO-T/A filed by LaSalle Cover Company, LLC and other bidders, including White Bay Capital Management, LLC ("White Bay") with respect to the Series A Preferred Stock, par value $1.00 per share, of LaSalle Re Holdings Limited (File No. 5-46709). In connection therewith, White Bay hereby acknowledges that:

         1. White Bay is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff of the Securities and Exchange Commission ("Commission") do not foreclose the Commission from taking any action with respect to the filing; and

         3. White Bay may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,

                                               White Bay Capital Management, LLC



                                               By: /s/ ANDREW R. SIEGEL
                                                   -----------------------------
                                                   Andrew R. Siegel
                                                   Manager